Exhibit 99.1

2019 THIRD QUARTER RESULTS

CNH Industrial reports third quarter consolidated revenues of $6.4 billion,

net income of $643 million and adjusted net income(2)(3) of $221 million ($0.16 per share).

Net debt of Industrial Activities(2)(3) at $2.4 billion

Financial results presented under U.S. GAAP(1)

•	Industrial Activities net sales were $5.9 billion, down 6% compared to the third quarter of 2018 (down 3% on a constant currency basis), as lower sales volume and negative currency translation offset positive price realization

•	Adjusted EBIT(2)(3) of Industrial Activities was $284 million, equivalent to a 4.8% margin, down 30 basis points compared to the third quarter of 2018. Adjusted EBITDA(2)(3) of Industrial Activities was $523 million, representing an 8.9% margin

•	Reported net income of $643 million includes a material discrete tax benefit. Adjusted net income was $221 million in the third quarter of 2019, in line with the third quarter of 2018, benefiting from lower interest expense and a lower adjusted effective tax rate(2)(3)

•	Net debt of Industrial Activities at September 30, 2019 was $2.4 billion, up by $0.9 billion from June 30, 2019, due to an increase in net working capital

•	During the quarter, CNH Industrial continued corporate planning activities in view of the future separation of the Off-Highway and On-Highway businesses announced on September 3

•	During the quarter, CNH Industrial acquired AgDNA, a leader in Farm Management Information Systems, and entered into a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S.-based leader in fuel cell truck technology

•	CNH Industrial recently announced the acquisition of the Australian agricultural tillage and crop implement manufacturer K-Line Ag, and the acquisition of ATI, Inc., a global manufacturer of rubber track systems for high horsepower tractors and combine harvesters, in an effort to strengthen its strategic position and to drive industry consolidation in the agricultural market. In addition, CNH Industrial has agreed the sale of its Truckline parts business, a distributor of aftermarket commercial vehicles parts and accessories in Australia

•	Full year guidance updated as follows: net sales of Industrial Activities expected now between $26.5 billion-$27 billion with confirmed adjusted diluted EPS of $0.84-$0.88. Net debt of Industrial Activities of $0.6 billion-$0.4 billion mainly reflecting the M&A activity announced since September 3

CNH INDUSTRIAL

Summary of Results ($ million except EPS)

Nine Months ended September 30,					Three Months ended September 30,
2019	2018	$ change	% change		2019	2018	$ change	% change
20,384	21,504	-1,120	-5.2	Consolidated revenues	6,360	6,686	-326	-4.9
1,334	841	493	58.6	Net income	643	231	412	178.4
899	823	76	9.2	Adjusted net income	221	222	-1	-0.5
0.97	0.60	0.37	61.7	Basic EPS ($)	0.47	0.16	0.31	193.8
0.97	0.60	0.37	61.7	Diluted EPS ($)	0.47	0.16	0.31	193.8
0.64	0.58	0.06	10.3	Adjusted diluted EPS ($)	0.16	0.16	—	—

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2019 THIRD QUARTER RESULTS

London (UK) - (November 6, 2019) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced third quarter consolidated revenues of $6.4 billion, down 5% year-on-year on a reported basis (down 3% at constant currency).

Net sales of Industrial Activities were $5.9 billion in the third quarter of 2019, down 6% compared to the prior year quarter (down 3% at constant currency).

Net income was $643 million for the third quarter of 2019 ($231 million for the third quarter of 2018). As discussed in recent regulatory filings, and anticipated during the Capital Markets Day (“CMD”) held by the Company on September 3, 2019, net income includes a $539 million non-cash tax benefit due to the release of valuation allowances on certain net deferred tax assets, as a result of a sustained period of cumulative pre-tax earnings, coupled with projections of future income before taxes in the related jurisdiction as a result of actions included in the “Transform 2 Win” Strategic Business Plan.

Net income was also negatively impacted by pre-tax restructuring and other asset optimization charges of $177 million ($136 million after-tax) due to actions included in the “Transform 2 Win” Strategy.

Hubertus Mühlhäuser, Chief Executive Officer of CNH Industrial, said: “These third-quarter results, achieved in a difficult market environment, underline the rationale behind our “Transform 2 Win” Strategy which is establishing the foundation for our margin journey, as recently unveiled at our Capital Markets Day. This strategy will also enable our business to navigate current end-market volatility and prepare our Company to execute the planned spin-off of our On-Highway business – as previously announced – at the beginning of January 2021.”

Adjusted EBIT of Industrial Activities was $284 million in the third quarter of 2019 ($321 million in the third quarter of 2018), equivalent to an adjusted EBIT margin of 4.8%, down 30 basis points (“bps”) compared to the third quarter of 2018.

Adjusted EBITDA of Industrial Activities was $523 million in the third quarter of 2019 ($591 million in the third quarter of 2018), representing an adjusted EBITDA margin of 8.9% (9.5% in the third quarter of 2018).

Income taxes were a net benefit of $486 million in the third quarter of 2019 ($131 million expense in the third quarter of 2018), which included the above-mentioned $539 million discrete tax benefit. Adjusted income taxes(1)(2) for the third quarter of 2019 were $85 million ($118 million in the third quarter of 2018). The adjusted effective tax rate (adjusted ETR) was 28% (36% in the third quarter of 2018). Full year 2019 adjusted ETR continues to be forecast at approximately 27%.

Net debt of Industrial Activities was $2.4 billion at September 30, 2019, up $868 million compared with June 30, 2019. In the third quarter, free cash flow of Industrial Activities(1)(2) was a usage of $1.1 billion due to an increase in net working capital, primarily related to a lower trade payable balance resulting from the normal seasonality and by recent production adjustments due to industry demand deceleration and to higher inventory. Total debt was $23.9 billion at September 30, 2019, down $0.5 billion compared to June 30, 2019. At September 30, 2019, available liquidity(1)(2) was $9.4 billion, down $0.4 billion compared to June 30, 2019 as the Industrial Activities cash usage in the quarter was partially offset by the issuance of by CNH Industrial Finance Europe S.A. of €500 million in notes with a principal amount of 1.625% due in 2029.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2019 THIRD QUARTER RESULTS

CNH Industrial recently announced the acquisition of the Australian agricultural tillage and crop implement manufacturer K-Line Ag, and the acquisition of ATI, Inc., a global manufacturer of rubber track systems for high horsepower tractors and combine harvesters, in an effort to strengthen its strategic position and to drive industry consolidation in the agricultural market. These two acquisitions will occur on a debt-free cash-free basis.

Including the already consummated acquisition of AgDNA, the aggregate consideration related to Mergers and Acquisitions (M&A) activity in the Agriculture segment for these three transactions will be approximately equal to $85 million.

In addition, CNH Industrial has agreed to sell, on a cash-free debt-free basis, its Truckline parts business, a distributor of aftermarket commercial vehicles parts and accessories in Australia, for a total consideration of approximately $20 million.

The closing of these transactions is subject to various customary conditions precedent.

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

Nine Months ended September 30,					Three Months ended September 30,
2019	2018	% change	% change excl. FX(1)		2019	2018	% change	% change excl. FX(1)
8,031	8,527	-5.8	-2.6	Agriculture	2,446	2,636	-7.2	-6.0
2,061	2,207	-6.6	-4.3	Construction	664	726	-8.5	-7.8
7,443	7,788	-4.4	1.8	Commercial and Specialty Vehicles	2,331	2,404	-3.0	0.9
3,109	3,376	-7.9	-2.3	Powertrain	940	972	-3.3	0.5
(1,678)	(1,774)	—	—	Eliminations and other	(489)	(493)	—	—

18,966	20,124	-5.8	-1.3	Total Industrial Activities	5,892	6,245	-5.7	-3.2

1,480	1,469	0.7	3.3	Financial Services	487	469	3.8	4.6
(62)	(89)	—	—	Eliminations and other	(19)	(28)	—	—

20,384	21,504	-5.2	-0.9	Total	6,360	6,686	-4.9	-2.6

(1)

“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Three Months ended September 30,
	2019	2018	$ change	% change	2019 adjusted EBIT margin	2018 adjusted EBIT margin	bps change
Agriculture	152	196	-44	-22.4	6.2%	7.4%	-120
Construction	10	26	-16	-61.5	1.5%	3.6%	-210
Commercial and Specialty Vehicles	70	68	2	2.9	3.0%	2.8%	20
Powertrain	81	82	-1	-1.2	8.6%	8.4%	20
Unallocated items, eliminations and other	(29)	(51)	22	—	—	—	—

Total Industrial Activities	284	321	-37	-11.5	4.8%	5.1%	-30

Financial Services	117	123	-6	-4.9	24.0%	26.2%	-220
Eliminations and other	—	—	—	—	—	—	—

Total	401	444	-43	-9.7	6.3%	6.6%	-30

2019 THIRD QUARTER RESULTS

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Nine Months ended September 30,
	2019	2018	$ change	% change	2019 adjusted EBIT margin	2018 adjusted EBIT margin	bps change
Agriculture	661	778	-117	-15.0	8.2%	9.1%	-90
Construction	48	59	-11	-18.6	2.3%	2.7%	-40
Commercial and Specialty Vehicles	221	209	12	5.7	3.0%	2.7%	30
Powertrain	279	285	-6	-2.1	9.0%	8.4%	60
Unallocated items, eliminations and other	(120)	(178)	58	—	—	—	—

Total Industrial Activities	1,089	1,153	-64	-5.6	5.7%	5.7%	—

Financial Services	372	407	-35	-8.6	25.1%	27.7%	-260
Eliminations and other	—	—	—	—	—	—	—

Total	1,461	1,560	-99	-6.3	7.2%	7.3%	-10

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Three Months ended September 30,
	2019	2018	$ change	% change	2019 adjusted EBITDA margin	2018 adjusted EBITDA margin	bps change
Agriculture	221	272	-51	-18.8	9.0%	10.3%	-130
Construction	23	41	-18	-43.9	3.5%	5.6%	-210
Commercial and Specialty Vehicles	196	216	-20	-9.3	8.4%	9.0%	-60
Powertrain	110	113	-3	-2.7	11.7%	11.6%	10
Unallocated items, eliminations and other	(27)	(51)	24	—	—	—	—

Total Industrial Activities	523	591	-68	-11.5	8.9%	9.5%	-60

Financial Services	177	182	-5	-2.7	36.3%	38.8%	-250
Eliminations and other	—	—	—	—	—	—	—

Total	700	773	-73	-9.4	11.0%	11.6%	-60

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Nine Months ended September 30,
	2019	2018	$ change	% change	2019 adjusted EBITDA margin	2018 adjusted EBITDA margin	bps change
Agriculture	874	1,009	-135	-13.4	10.9%	11.8%	-90
Construction	90	105	-15	-14.3	4.4%	4.8%	-40
Commercial and Specialty Vehicles	599	661	-62	-9.4	8.0%	8.5%	-50
Powertrain	371	383	-12	-3.1	11.9%	11.3%	60
Unallocated items, eliminations and other	(118)	(177)	59	—	—	—	—

Total Industrial Activities	1,816	1,981	-165	-8.3	9.6%	9.8%	-20

Financial Services	558	595	-37	-6.2	37.7%	40.5%	-280
Eliminations and other	—	—	—	—	—	—	—

Total	2,374	2,576	-202	-7.8	11.6%	12.0%	-40

2019 THIRD QUARTER RESULTS

Agriculture’s net sales decreased 7% in the third quarter of 2019 compared to the third quarter of 2018 (down 6% on a constant currency basis). Industry volume deceleration coupled with an unfavorable product mix drove sales down, primarily in North America and the Rest of World geographies. This was partially offset by a sustained price realization performance in excess of 2 percentage points.

Adjusted EBIT was $152 million in the third quarter of 2019 ($196 million in the third quarter of 2018), representing an adjusted EBIT margin at 6.2%. Net price realization and sustained aftermarket activity were more than offset by the unfavorable volume and product mix impact, the lower fixed cost absorption primarily due to production adjustments to reflect the lower industry demand levels experienced during the third quarter, as well as higher product costs as result of increased raw material and tariffs.

Construction’s net sales decreased 9% in the third quarter of 2019 compared to the third quarter of 2018 (down 8% on a constant currency basis), as result of lower production and sales volume in North America to rebalance channel inventory and in certain Rest of World markets as a result of lower industry demand, partially offset by positive price realization.

Adjusted EBIT was $10 million in the third quarter of 2019 ($26 million in the third quarter of 2018), representing an adjusted EBIT margin of 1.5%. The decrease was due mainly to higher raw material cost and tariffs and to an acceleration of spending related to our quality excellence initiative, as announced at the CMD. These negative factors were partially offset by positive net price realization.

Commercial and Specialty Vehicles’ net sales decreased 3% in the third quarter of 2019 compared to the third quarter of 2018 (substantially flat in constant currency). Decreased volumes in truck and bus, primarily related to the non-repeat of fleet transactions in Medium-duty trucks in Europe and extremely low industry demand in Argentina, were offset by increased deliveries in specialty vehicles and a sustained activity in aftermarket.

Adjusted EBIT was $70 million in the third quarter of 2019 ($68 million in the third quarter of 2018) and includes a $50 million gain realized from granting to Nikola Corporation access to certain Iveco technology as part of the $150 million contribution in-kind as consideration for the initial interest in Nikola. Absent the Nikola gain, the adjusted EBIT would have been $20 million, a reduction of $48 million compared to the prior year, primarily due to higher production costs, mainly related to inflationary cost increases and supply chain inefficiencies in our truck and bus business, and higher expenses related to the launch of the new S-Way heavy-duty truck. Adjusted EBIT margin including the Nikola gain was 3.0% in the third quarter of 2019, and was 0.9% excluding the Nikola deal.

As the importance of alternative propulsion and digital technologies to the commercial vehicles industry and our other industrial segments grows, transactions such as the Nikola deal may become more common, if not necessarily routine.

Powertrain’s net sales decreased 3% in the third quarter of 2019 compared to the third quarter of 2018 (substantially flat in constant currency). Sales to external customers accounted for 51% of total net sales (52% in the third quarter of 2018).

Adjusted EBIT was $81 million in the third quarter of 2019 ($82 million in the third quarter of 2018), with positive net pricing and product cost efficiencies offset by an unfavorable mix of engine sales and increased product development activity supporting Powertrain’s electrification and alternative propulsion strategy. As well, incremental selling expenses were incurred related to the development of the third-party business portfolio, where certain new contracts were awarded during the quarter with a run-rate revenue potential in excess of $150 million annually. Adjusted EBIT margin was 8.6% in the third quarter of 2019, up 20 bps compared to the third quarter of 2018.

2019 THIRD QUARTER RESULTS

Financial Services’ revenues totaled $487 million in the third quarter of 2019, a 4% increase compared to the third quarter of 2018 (up 5% on a constant currency basis), primarily due to the higher average portfolio.

In the third quarter of 2019, retail loan originations (including unconsolidated joint ventures) were $2.4 billion, flat compared to the third quarter of 2018. The managed portfolio (including unconsolidated joint ventures) was $25.5 billion as of September 30, 2019 (of which retail was 62% and wholesale 38%), flat compared to September 30, 2018. Excluding the impact of currency translation, the managed portfolio increased $0.8 billion compared to the same period in 2018.

Net income was $82 million in the third quarter of 2019, a decrease of $10 million compared to the third quarter of 2018, primarily attributable to differences in risk cost accruals period to period and an acceleration of aged used equipment liquidation. Delinquencies continue to reduce and reached a historical low of 2.8% in the third quarter of 2019.

2019 THIRD QUARTER RESULTS

2019 Outlook(1)

In the third quarter, industry conditions in the main agricultural markets have further deteriorated due to market uncertainties and negative farmers’ sentiment, particularly affected by poor yield conditions in various regions. Recent developments in U.S.-China trade negotiations and the related potential implications for commodity prices could have a positive impact on sentiment and, accordingly, equipment purchases in the U.S. and Canada towards the end of the year. CNH Industrial continues to have a positive view on demand in South America. As yet, however, we have not seen the increased penetration of Brazil into the grains export market translate into incremental equipment purchases, likely as a result of the slow start of the new subsidy program into the 2019/20 harvesting season.

The construction equipment market remained in positive territory during the third quarter, but elevated inventory levels across the industry require a careful review of production levels, especially in the North American market during the upcoming quarter.

European demand for heavy trucks has been affected by the electronic tachograph introduction at the end of June, with a pre-buy effect in the second quarter. In addition, negative sentiment in some of the major European markets has dampened demand for fleet replacement, at a time when our commercial vehicles business is changing to new vehicle families both in the light and in the heavy segments. CNH Industrial expects the demand to remain soft during the fourth quarter of 2019, while it continues to ramp-up production on the recently launched vehicles on the back of a good start of the order book and to complete the phasing out of the older models from the dealer network. Demand for LNG/CNG powered vehicles was below expectations during the third quarter as a result of the current subsidy scheme transitioning into the new fiscal year budgets in a number of European countries, with the expectation of an increase in demand for these vehicles in the fourth quarter.

The updated end-markets outlook has been reflected in an updated full year 2019 guidance as follows:

•	Net sales of Industrial Activities revised between $26.5 billion and $27 billion;

•	Adjusted diluted EPS(2) confirmed up year-over-year between 5% and 10% at a range of $0.84 to $0.88 per share;

•	Net debt of Industrial Activities at the end of 2019 revised to $0.6 billion and $0.4 billion, mainly reflecting the M&A activity announced since September 3.

(1)

2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019.

(2)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2019 THIRD QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:30 p.m. CET / 2:30 p.m. GMT/ 9:30 a.m. EST, management will hold a conference call to present 2019 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH-Industrial-Q3-2019 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

2019 THIRD QUARTER RESULTS

•

Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

2019 THIRD QUARTER RESULTS

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries United Kingdom Richard Gadeselli Tel: +44 207 7660 346 Laura Overall Tel: +44 207 7660 338 E-mail: mediarelations@cnhind.com www.cnhindustrial.com	Investor Relations United Kingdom Federico Donati Tel: +44 207 7660 386 United States Noah Weiss Tel: +1 630 887 3745

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2019(1)	2018	2019(1)	2018
Revenues
Net sales	5,892	6,245	18,966	20,124
Finance, interest and other income	468	441	1,418	1,380

TOTAL REVENUES	6,360	6,686	20,384	21,504

Costs and Expenses
Cost of goods sold(2)	5,015	5,162	15,732	16,606
Selling, general and administrative expenses	540	523	1,634	1,706
Research and development expenses	238	254	755	743
Restructuring expenses	42	8	78	16
Interest expense	192	189	570	581
Other, net(3)	173	199	552	752

TOTAL COSTS AND EXPENSES	6,200	6,335	19,321	20,404

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	160	351	1,063	1,100

Income tax (expense)(4)	486	(131)	261	(312)
Equity in income of unconsolidated subsidiaries and affiliates	(3)	11	10	53

NET INCOME	643	231	1,334	841

Net income attributable to noncontrolling interests	6	9	26	27

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	637	222	1,308	814

(in $)
Earnings per share attributable to common shareholders
Basic	0.47	0.16	0.97	0.60
Diluted	0.47	0.16	0.97	0.60
Cash dividends declared per common share	—	—	0.203	0.173

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of operations for the three and nine months ended September 30, 2019.

(2)	In the three and nine months ended September 30, 2019, this item also includes other asset optimization charges for $135 million due to actions included in the Efficiency Program announced at the CMD.
(3)

In the three and nine months ended September 30, 2019, this items also includes the pre-tax gain of $30 million and $90 million, respectively, related to the modification of a healthcare plan in the U.S. ($30 million and $50 million, respectively, in the three and nine months ended September 30, 2018).

(4)	In the three and nine months ended September 30, 2019, this item also includes a $539 million tax benefit due to the release of valuation allowances on certain net deferred tax assets.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of September 30, 2019 and December 31, 2018

(Unaudited)

(U.S. GAAP)

($ million)	September 30, 2019(1)	December 31, 2018
ASSETS
Cash and cash equivalents	3,384	5,031
Restricted cash	781	772
Trade receivables, net	424	399
Financing receivables, net	18,455	19,167
Inventories, net	8,116	6,726
Property, plant and equipment, net	5,191	5,901
Investments in unconsolidated subsidiaries and affiliates	635	526
Equipment under operating leases	1,803	1,774
Goodwill	2,452	2,453
Other intangible assets, net	760	788
Deferred tax assets	1,054	591
Derivative assets	135	98
Other assets	2,321	1,874

TOTAL ASSETS	45,511	46,100

LIABILITIES AND EQUITY
Debt	23,906	24,445
Trade payables	5,169	5,889
Deferred tax liabilities	131	114
Pension, postretirement and other postemployment benefits	1,374	1,488
Derivative liabilities	132	108
Other liabilities	8,639	8,958

Total Liabilities	39,351	41,002

Redeemable noncontrolling interest	34	30

Equity	6,126	5,068

TOTAL LIABILITIES AND EQUITY	45,511	46,100

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related lease liabilities of approximately $480 million (included in Other assets and Other liabilities, respectively) with no impact to equity.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Nine Months Ended September 30,
($ million)	2019(1)	2018
Operating activities:
Net income	1,334	841
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	494	538
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	419	478
Loss from disposal of assets	3	—
Undistributed income (loss) of unconsolidated subsidiaries	5	(4)
Other non-cash items	150	109
Changes in operating assets and liabilities:
Provisions	(144)	(85)
Deferred income taxes	(445)	7
Trade and financing receivables related to sales, net	55	448
Inventories, net	(1,058)	(848)
Trade payables	(501)	(35)
Other assets and liabilities	(456)	(253)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(144)	1,196

Investing activities:
Additions to retail receivables	(3,027)	(3,040)
Collections of retail receivables	3,218	3,029
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	10	3
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(325)	(293)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(944)	(959)
Other	41	265

NET CASH USED IN INVESTING ACTIVITIES	(1,027)	(995)

Financing activities:
Net increase (decrease) in debt	31	(922)
Dividends paid	(280)	(240)
Other	(45)	(156)

NET CASH USED IN FINANCING ACTIVITIES	(294)	(1,318)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(173)	(262)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,638)	(1,379)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,803	6,200

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	4,165	4,821

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the nine months ended September 30, 2019.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2019	2018	2019	2018	2019	2018	2019	2018
Revenues
Net sales	5,892	6,245	18,966	20,124	—	—	—	—
Finance, interest and other income	23	23	76	73	487	469	1,480	1,469

TOTAL REVENUES	5,915	6,268	19,042	20,197	487	469	1,480	1,469

Costs and Expenses
Cost of goods sold	5,015	5,162	15,732	16,606	—	—	—	—
Selling, general and administrative expenses	485	481	1,475	1,553	55	42	159	153
Research and development expenses	238	254	755	743	—	—	—	—
Restructuring expenses	41	8	75	16	1	—	3	—
Interest expense	85	102	257	333	149	138	451	410
Other, net	—	24	34	228	173	175	518	524

TOTAL COSTS AND EXPENSES	5,864	6,031	18,328	19,479	378	355	1,131	1,087

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	51	237	714	718	109	114	349	382

Income tax (expense)	520	(100)	362	(202)	(34)	(31)	(101)	(110)
Equity in income of unconsolidated subsidiaries and affiliates	(10)	2	(10)	28	7	9	20	25
Results from intersegment investments	82	92	268	297	—	—	—	—

NET INCOME	643	231	1,334	841	82	92	268	297

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of September 30, 2019 and December 31, 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	2,956	4,553	428	478
Restricted cash	108	—	673	772
Trade receivables, net	423	398	30	34
Financing receivables, net	1,321	1,253	19,582	20,252
Inventories, net	7,895	6,510	221	216
Property, plant and equipment, net	5,190	5,899	1	2
Investments in unconsolidated subsidiaries and affiliates	3,244	3,126	223	219
Equipment under operating leases	40	34	1,763	1,740
Goodwill	2,300	2,301	152	152
Other intangible assets, net	745	774	15	14
Deferred tax assets	1,072	635	155	175
Derivative assets	81	81	62	24
Other assets	2,099	1,707	313	323

TOTAL ASSETS	27,474	27,271	23,618	24,401

LIABILITIES AND EQUITY
Debt	6,729	6,347	19,625	20,436
Trade payables	5,133	5,771	83	173
Deferred tax liabilities	14	83	290	250
Pension, postretirement and other postemployment benefits	1,356	1,470	18	18
Derivative liabilities	92	89	48	26
Other liabilities	7,990	8,413	724	681

Total Liabilities	21,314	22,173	20,788	21,584

Redeemable noncontrolling interest	34	30	—	—

Equity	6,126	5,068	2,830	2,817

TOTAL LIABILITIES AND EQUITY	27,474	27,271	23,618	24,401

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
($ million)	2019	2018	2019	2018
Operating activities:
Net income	1,334	841	268	297
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	492	535	2	3
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	235	293	184	185
Loss from disposal of assets	3	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(32)	(147)	(20)	(25)
Other non-cash items	110	80	40	29
Changes in operating assets and liabilities:
Provisions	(133)	(88)	(11)	3
Deferred income taxes	(503)	(8)	58	15
Trade and financing receivables related to sales, net	(38)	(56)	96	513
Inventories, net	(1,395)	(1,186)	337	338
Trade payables	(416)	(10)	(89)	(36)
Other assets and liabilities	(506)	(306)	51	55

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(849)	(52)	916	1,377

Investing activities:
Additions to retail receivables	—	—	(3,027)	(3,040)
Collections of retail receivables	—	—	3,218	3,029
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	10	3	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(323)	(288)	(2)	(5)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(404)	(505)	(540)	(454)
Other	(2)	696	23	(470)

NET CASH USED IN INVESTING ACTIVITIES	(719)	(94)	(328)	(940)

Financing activities:
Net increase (decrease) in debt	562	(603)	(531)	(319)
Dividends paid	(280)	(240)	(211)	(129)
Other	(45)	(156)	20	39

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	237	(999)	(722)	(409)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(158)	(207)	(15)	(55)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,489)	(1,352)	(149)	(27)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,553	4,901	1,250	1,299

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	3,064	3,549	1,101	1,272

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under  U.S. GAAP

($ million)

	Three Months ended September 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						561	82	643

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						62	—	62
Foreign exchange (gains) losses, net						19	—	19
Finance and non-service component of Pension and other post-employment benefit costs(2)						(16)	—	(16)
Income tax expense						(520)	34	(486)

Adjustments:
Restructuring expenses	9	18	9	5	—	41	1	42
Other discrete items(3)	—	—	135	—	2	137	—	137

Adjusted EBIT	152	10	70	81	(29)	284	117	401

Depreciation and Amortization	69	13	49	29	2	162	—	162
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	77	—	—	77	60	137

Adjusted EBITDA	221	23	196	110	(27)	523	177	700

	Three Months ended September 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						139	92	231

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						79	—	79
Foreign exchange (gains) losses, net						12	—	12
Finance and non-service component of Pension and other post-employment benefit costs(2)						(17)	—	(17)
Income tax expense						100	31	131

Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	8

Adjusted EBIT	196	26	68	82	(51)	321	123	444

Depreciation and Amortization	75	15	53	31	—	174	—	174
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	95	—	—	96	59	155

Adjusted EBITDA	272	41	216	113	(51)	591	182	773

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the three months ended September 30, 2019 and 2018, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(3)	In the three months ended September 30, 2019, this item mainly includes other asset optimization charges for $135 million due to actions included in the Efficiency Program announced at the CMD.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under  U.S. GAAP

($ million)

	Nine Months ended September 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						1,066	268	1,334

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						181	—	181
Foreign exchange (gains) losses, net						39	—	39
Finance and non-service component of Pension and other post-employment benefit costs(2)						(47)	—	(47)
Income tax expense						(362)	101	(261)

Adjustments:
Restructuring expenses	27	22	20	5	1	75	3	78
Other discrete items(3)	—	—	135	—	2	137	—	137

Adjusted EBIT	661	48	221	279	(120)	1,089	372	1,461

Depreciation and Amortization	213	42	143	92	2	492	2	494
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	235	—	—	235	184	419

Adjusted EBITDA	874	90	599	371	(118)	1,816	558	2,374

	Nine Months ended September 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						544	297	841

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						260	—	260
Foreign exchange (gains) losses, net						134	—	134
Finance and non-service component of Pension and other post-employment benefit costs(2)						(3)	—	(3)
Income tax expense						202	110	312

Adjustments:
Restructuring expenses	4	—	11	1	—	16	—	16

Adjusted EBIT	778	59	209	285	(178)	1,153	407	1,560

Depreciation and Amortization	229	46	161	98	1	535	3	538
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	—	291	—	—	293	185	478

Adjusted EBITDA	1,009	105	661	383	(177)	1,981	595	2,576

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

In the nine months ended September 30, 2019 and 2018, this item includes the pre-tax gain of $90 million and $50 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(3)	In the nine months ended September 30, 2019, this item mainly includes other asset optimization charges for $135 million due to actions included in the Efficiency Program announced at the CMD.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP  ($ million)

	Consolidated		Industrial Activities		Financial Activities
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Third party debt	23,906	24,445	5,556	5,211	18,350	19,234
Intersegment notes payable	—	—	1,173	1,136	1,275	1,202

Total Debt(1)	23,906	24,445	6,729	6,347	19,625	20,436

Less:
Cash and cash equivalents	3,384	5,031	2,956	4,553	428	478
Restricted cash	781	772	108	—	673	772
Intersegment notes receivable	—	—	1,275	1,202	1,173	1,136
Derivatives hedging debt	(2)	(8)	(2)	(8)	—	—

Net debt (cash)(2)	19,743	18,650	2,392	600	17,351	18,050

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,173 million and $1,136 million as of September 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,275 million and $1,202 million as of September 30, 2019 and December 31, 2018, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $102 million and $66 million as of September 30, 2019 and December 31, 2018, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	September 30, 2019	June 30, 2019	December 31, 2018
Cash and cash equivalents	3,384	3,659	5,031

Restricted cash	781	687	772
Undrawn committed facilities	5,284	5,504	3,135

Available liquidity	9,449	9,850	8,938

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net debt of Industrial Activities under U.S. GAAP ($ million)

Nine Months ended September 30,			Three Months ended September 30,
2019	2018		2019	2018
(600)	(908)	Net (debt)/cash of Industrial Activities at beginning of period	(1,524)	(1,291)
1,816	1,981	Adjusted EBITDA of Industrial Activities	523	591
(328)	(465)	Cash interest and taxes	(75)	(175)
(366)	(374)	Changes in provisions and similar(1)	(177)	(95)
(2,370)	(1,706)	Change in working capital	(1,103)	(941)

(1,248)	(564)	Operating cash flow of Industrial Activities	(832)	(620)

(323)	(288)	Investments in property, plant and equipment, and intangible assets(2)	(143)	(130)
(140)	(22)	Other changes	(107)	20

(1,711)	(874)	Free cash flow of Industrial Activities	(1,082)	(730)

(325)	(396)	Capital increases and dividends(3)	(2)	(24)
244	189	Currency translation differences and other	216	56

(1,792)	(1,081)	Change in Net debt of Industrial Activities	(868)	(698)

(2,392)	(1,989)	Net (debt)/cash of Industrial Activities at end of period	(2,392)	(1,989)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.

CNH INDUSTRIAL

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP

($ million)

Nine Months ended September 30,			Three Months ended September 30,
2019	2018		2019	2018
(144)	1,196	Net cash provided by (used in) Operating Activities	359	469

(916)	(1,377)	Net cash (provided by) used in Operating Activities of Financial Services	(1,126)	(952)
211	129	Intersegment eliminations	79	38

(849)	(52)	Net cash provided by (used in) Operating Activities of Industrial Activities	(688)	(445)

5	(7)	Change in derivatives hedging debt of Industrial Activities	(1)	(4)
(404)	(505)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(143)	(171)

(1,248)	(564)	Operating cash flow of Industrial Activities	(832)	(620)

(323)	(288)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(143)	(130)
(140)	(22)	Other changes(1)	(107)	20

(1,711)	(874)	Free cash flow of Industrial Activities	(1,082)	(730)

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP

($ million, except per share data)

Nine Months ended September 30,			Three Months ended September 30,
2019	2018		2019	2018
1,334	841	Net income	643	231

125	(34)	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	149	(22)
(560)	16	Adjustments impacting Income tax (expense) (b)	(571)	13
899	823	Adjusted net income	221	222

871	796	Adjusted net income attributable to CNH Industrial N.V.	213	213

1,355	1,362	Weighted average shares outstanding – diluted (million)	1,352	1,358

0.64	0.58	Adjusted diluted EPS ($)	0.16	0.16

1,063	1,100	Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	160	351

125	(34)	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	149	(22)
1,188	1,066	Adjusted income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	309	329

261	(312)	Income tax (expense)	486	(131)

(560)	16	Adjustments impacting Income tax (expense) (b)	(571)	13

(299)	(296)	Adjusted income tax (expense) (B)	(85)	(118)

25%	28%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	28%	36%

a) Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates

78	16	Restructuring expenses	42	8
137	—	Other discrete items	137	—
(90)	(50)	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	(30)

125	(34)	Total	149	(22)

b) Adjustments impacting Income tax (expense)

(25)	11	Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(33)	8
(539)	12	Adjustment to valuation allowances on deferred tax assets	(539)	12
—	(7)	Adjustment to the 2017 impact of U.S. tax reform	—	(7)
4	—	Other	1	—

(560)	16	Total	(571)	13

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS  ($ million)

Nine Months ended September 30,				Three Months ended September 30,
2019	2018	% change		2019	2018	% change
8,013	8,572	-6.5	Agriculture	2,418	2,681	-9.8
2,060	2,207	-6.7	Construction	663	726	-8.7
7,431	7,779	-4.5	Commercial and Specialty Vehicles	2,313	2,395	-3.4
3,098	3,366	-8.0	Powertrain	925	961	-3.7
(1,656)	(1,768)	—	Eliminations and other	(468)	(487)	—

18,946	20,156	-6.0	Total Industrial Activities	5,851	6,276	-6.8

1,467	1,471	-0.3	Financial Services	477	471	1.3
(106)	(140)	—	Eliminations and other	(32)	(43)	—

20,307	21,487	-5.5	Total	6,296	6,704	-6.1

CNH INDUSTRIAL

Adjusted EBIT(1) by Segment under  EU-IFRS ($ million)

Nine Months ended September 30,						Three Months ended September 30,
2019(2)	2018	$ change	2019 adjusted EBIT margin(2)	2018 adjusted EBIT margin		2019(2)	2018	$ change	2019 adjusted EBIT margin(2)	2018 adjusted EBIT margin
670	776	-106	8.4%	9.1%	Agriculture	180	221	-41	7.4%	8.2%
39	41	-2	1.9%	1.9%	Construction	8	21	-13	1.2%	2.9%
209	214	-5	2.8%	2.8%	Commercial and Specialty Vehicles	25	71	-46	1.1%	3.0%
252	281	-29	8.1%	8.3%	Powertrain	68	83	-15	7.4%	8.6%
(126)	(190)	64	—	—	Unallocated items, eliminations and other	(28)	(59)	31	—	—

1,044	1,122	-78	5.5%	5.6%	Total Industrial Activities	253	337	-84	4.3%	5.4%

372	412	-40	25.4%	28.0%	Financial Services	122	125	-3	25.6%	26.5%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,416	1,534	-118	7.0%	7.1%	Total	375	462	-87	6.0%	6.9%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on adjusted EBIT and adjusted EBIT margin in the three and nine months ended September 30, 2019.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1) by Segment under  EU-IFRS ($ million)

Nine Months ended September 30,						Three Months ended September 30,
2019(2)	2018	$ change	2019 adjusted EBITDA margin(2)	2018 adjusted EBITDA margin		2019(2)	2018	$ change	2019 adjusted EBITDA margin(2)	2018 adjusted EBITDA margin
1,074	1,183	-109	13.4%	13.8%	Agriculture	307	351	-44	12.7%	13.1%
117	123	-6	5.7%	5.6%	Construction	32	48	-16	4.8%	6.6%
750	775	-25	10.1%	10.0%	Commercial and Specialty Vehicles	208	255	-47	9.0%	10.6%
383	412	-29	12.4%	12.2%	Powertrain	109	124	-15	11.8%	12.9%
(123)	(189)	66	—	—	Unallocated items, eliminations and other	(27)	(59)	32	—	—

2,201	2,304	-103	11.6%	11.4%	Total Industrial Activities	629	719	-90	10.8%	11.5%

559	600	-41	38.1%	40.8%	Financial Services	183	184	-1	38.4%	39.1%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

2,760	2,904	-144	13.6%	13.5%	Total	812	903	-91	12.9%	13.5%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard resulted in a $37 million increase in adjusted EBITDA of Industrial Activities and of the Group, and in a 70 bps and 60 bps increase in adjusted EBITDA margin of Industrial Activities and of the Group, respectively, in the three months ended September 30, 2019. Adoption of the standard resulted in a $115 million and $116 million increase in adjusted EBITDA of Industrial Activities and of the Group, respectively, and in a 60 bps increase in adjusted EBITDA margin of Industrial Activities and of the Group in the nine months ended September 30, 2019.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS  ($ million)

	September 30, 2019	June 30, 2019	December 31, 2018
Total Assets	47,340	49,418	48,650
Total Equity	7,822	7,882	7,472
Equity attributable to CNH Industrial N.V.	7,781	7,841	7,443
Net debt	(20,234)	(20,566)	(18,750)
of which Net debt of Industrial Activities(1)	(2,817)	(2,013)	(640)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Nine Months ended September 30,			Three Months ended September 30,
2019	2018		2019	2018
1,334	841	Net income in accordance with U.S. GAAP	643	231

		Adjustments to conform with EU-IFRS:
(54)	(38)	Development costs	(29)	(17)
(7)	424	Other adjustments(1)	14	(89)
(530)	(110)	Tax impact on adjustments and other income tax differences(1)(2)	(539)	23

(591)	276	Total adjustments	(554)	(83)

743	1,117	Profit in accordance with EU-IFRS	89	148

(1)	This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.
(2)

In the three and nine months ended September 30, 2019, this item also includes the impact of the tax benefit due to the release of valuation allowances on certain net deferred tax assets under U.S. GAAP.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	September 30, 2019	December 31, 2018
Total Equity under U.S. GAAP	6,126	5,068

Adjustments to conform with EU-IFRS:
Development costs	2,201	2,344
Other adjustments	(103)	(65)
Tax impact on adjustments and other income tax differences(1)	(402)	125

Total adjustments	1,696	2,404

Total Equity under EU-IFRS	7,822	7,472

(1)	At September 30, 2019, this item also includes the impact of the release of valuation allowances on certain net deferred tax assets under U.S. GAAP.

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine Months Ended September 30, 2019			Nine Months Ended September 30, 2018
	Average	At September 30	At December 31, 2018	Average	At September 30
Euro	0.890	0.918	0.873	0.837	0.864
Pound sterling	0.786	0.813	0.781	0.740	0.767
Swiss franc	0.995	0.996	0.984	0.972	0.978
Polish zloty	3.828	4.021	3.757	3.558	3.695
Brazilian real	3.884	4.159	3.881	3.598	4.020
Canadian dollar	1.329	1.325	1.363	1.287	1.301
Turkish lira	5.642	5.647	5.292	4.614	6.017

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(EU-IFRS)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2019(1)	2018	2019(1)	2018
Net revenues	6,296	6,704	20,307	21,487
Cost of sales(2)	5,267	5,418	16,578	17,416
Selling, general and administrative costs	519	527	1,590	1,685
Research and development costs	269	278	824	804
Result from investments:	(2)	11	15	55
Share of the profit/(loss) of investees accounted for using the equity method	(2)	11	15	55
Other income/(expenses) from investments	—	—	—	—
Gains/(losses) on the disposal of investments	—	(1)	—	(1)
Restructuring costs	46	7	82	17
Other income/(expenses)(3)	46	(29)	(4)	425
Financial income/(expenses)	(97)	(199)	(232)	(505)

PROFIT/(LOSS) BEFORE TAXES	142	256	1,012	1,539

Income tax (expense)	(53)	(108)	(269)	(422)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	89	148	743	1,117

PROFIT/(LOSS) FOR THE PERIOD	89	148	743	1,117

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	83	140	718	1,091
Non-controlling interests	6	8	25	26

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE(4)	0.06	0.10	0.53	0.80
DILUTED EARNINGS/(LOSS) PER COMMON SHARE(4)	0.06	0.10	0.53	0.80

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated income statement for the three and nine months ended September 30, 2019.

(2)	In the three and nine months ended September 30, 2019, this item also includes other asset optimization charges for $135 million due to actions included in the Efficiency Program announced at the CMD.
(3)

In the three and nine months ended September 30, 2019, this item also includes the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. In the nine months ended September 30, 2018, this item also included the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.

(4)

In the nine months ended September 30, 2018 basic and diluted earnings per common share included the positive impact of $399 million, net of taxes, of the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. Excluding this impact, basic and diluted earnings per share would have been $0.51.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of September 30, 2019 and December 31, 2018

(Unaudited)

(EU-IFRS)

($ million)	September 30, 2019(1)	December 31, 2018
ASSETS
Intangible assets	5,330	5,497
Property, plant and equipment	5,633	5,963
Investments and other financial assets:	717	592
Investments accounted for using the equity method	537	555
Other investments and financial assets	180	37
Leased assets	1,803	1,774
Defined benefit plan assets	20	25
Deferred tax assets	776	853

Total Non-current assets	14,279	14,704

Inventories	8,121	6,719
Trade receivables	417	395
Receivables from financing activities	18,451	19,175
Current tax receivables	251	356
Other current assets	1,512	1,390
Other financial assets	135	98
Cash and cash equivalents	4,165	5,803

Total Current assets	33,052	33,936

Assets held for sale	9	10

TOTAL ASSETS	47,340	48,650

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,781	7,443
Non-controlling interests	41	29

Total Equity	7,822	7,472

Provisions:	4,687	5,051
Employee benefits	1,508	1,763
Other provisions	3,179	3,288
Debt:	24,402	24,543
Asset-backed financing	10,701	11,269
Other debt	13,701	13,274
Other financial liabilities	132	108
Trade payables	5,167	5,886
Current tax payables	59	89
Deferred tax liabilities	241	251
Other current liabilities	4,830	5,250
Liabilities held for sale	—	—

Total Liabilities	39,518	41,178

TOTAL EQUITY AND LIABILITIES	47,340	48,650

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related leases liabilities of approximately $480 million (included in Property, plant and equipment and Other debt, respectively) with no impact to equity.

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2019 and 2018

(Unaudited)

(EU-IFRS)

	Nine Months Ended September 30,
($ million)	2019(1)	2018
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,803	6,200
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	743	1,117
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	926	892
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	2	—
Other non-cash items	85	(1)
Dividends received	15	49
Change in provisions	(240)	(617)
Change in deferred income taxes	53	108
Change in items due to buy-back commitments(2)	(51)	24
Change in operating lease items(3)	(30)	59
Change in working capital	(2,211)	(1,467)

TOTAL	(708)	164

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(616)	(613)
Consolidated subsidiaries and other equity investments	(109)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	10	8
Net change in receivables from financing activities	138	443
Other changes	204	231

TOTAL	(373)	69

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(51)	(936)
Capital increase	—	—
Dividends paid	(280)	(240)
Purchase of treasury shares	(45)	(156)

TOTAL	(376)	(1,332)

Translation exchange differences	(181)	(280)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,638)	(1,379)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,165	4,821

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the nine months ended September 30, 2019.

(2)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(3)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.